Filed by Southern Michigan Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Michigan Bancorp, Inc.
Commission File No.: 000-49722

Note: The following is a form of cover letter to the
Prospectus and Proxy Statement to be sent to
shareholders of FNB Financial Corporation.

FNB Financial Corporation
88 North Main Street
Three Rivers, Michigan 49093
(269) 273-1715

Dear Shareholder:

          On behalf of FNB Financial Corporation's Board of Directors, we cordially invite you to attend a special meeting of shareholders of FNB Financial Corporation to be held on:
November 27, 2007 6:00 p.m. EST 88 North Main Street Three Rivers, Michigan 49093

for the purpose of considering and acting upon approval of an Agreement and Plan of Merger, dated as of April 17, 2007 (the "Plan of Merger"), between Southern Michigan Bancorp, Inc. ("Southern") and FNB Financial Corporation ("FNB"), under which FNB would merge into Southern and such other matters as may properly come before the special meeting or any adjournments or postponements of the special meeting. Subject to the allocation procedures set forth in the Plan of Merger and described in the enclosed prospectus and proxy statement, you may elect to receive either $45.35 per share of FNB common stock or 1.87 shares of Southern common stock per share of FNB common stock or a combination of both.

          The terms of the Plan of Merger and other important information relating to Southern and FNB are contained in the enclosed prospectus and proxy statement. Please carefully review the prospectus and proxy statement. FNB's Board of Directors has adopted the Plan of Merger and recommends that FNB's shareholders vote "FOR" its approval. Only holders of FNB common stock as of the close of business on October 12, 2007 are entitled to vote at the special meeting.

          Because of the significance of the proposed Merger to FNB, your vote at the special meeting, either in person or by proxy, is especially important. Whether or not you plan to attend the special meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid envelope.

          You will receive an election form to elect the form of merger consideration that you wish to receive in exchange for your shares of FNB common stock in a separate mailing at a later date.

          Thank you for your prompt attention to this important matter.
Sincerely, Richard E. Dyer President and Chief Executive Officer FNB Financial Corporation

Southern has filed a registration statement with the Securities and Exchange Commission to register the shares of Southern common stock that FNB shareholders will receive if the merger is completed. The registration statement contains the enclosed prospectus and proxy statement and other relevant documents concerning the merger. You are urged to read the prospectus and proxy statement because it contains important information about Southern, FNB and the merger. You can also obtain the full registration statement, which includes the prospectus and proxy statement, free of charge at the Securities and Exchange Commission's website, http://www.sec.gov.